Exhibit (a)(1)

Piedmont Recommends Rejection of Below Market Tender Offer by Tender Investors, LLC

•	Shares of Class A common stock which are freely tradable on the NYSE closed at $17.17 on August 13, 2010

•	Shares of Class B-3 common stock will convert into Class A common stock and become freely tradable in January 2011 — the tender offer price for such Class B-3 shares is $14

Atlanta - August 16, 2010 - Piedmont Office Realty Trust, Inc. (“Piedmont”) has been notified of an unsolicited tender offer by Series C (PDM B-3) of Tender Investors, LLC (“Tender Investors”) to purchase up to 2,100,000 shares of the Class B-3 common stock of Piedmont at a price of $14 per share. Piedmont is not in any way affiliated with Tender Investors, and believes this offer is not in the best interests of its stockholders. The Board of Directors of Piedmont has carefully evaluated the terms of Tender Investors’ offer and unanimously recommends that stockholders reject Tender Investors’ offer and not tender their shares.

Piedmont has filed with the Securities and Exchange Commission (“SEC”) a Schedule 14D-9 providing a detailed response to Tender Investors’ offer. Piedmont encourages stockholders to read the Schedule 14D-9 before making a decision regarding the offer. Stockholders may review and obtain copies of the Schedule 14D-9 and all amendments thereto free of charge at the SEC’s website at http://www.sec.gov and at Piedmont’s website at http://investor.piedmontreit.com.

Please review the Schedule 14D-9 for a complete discussion of the reasons why Piedmont believes the offer is not in the best interests of its stockholders. Some of those reasons are as follows:

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the fact that the offer price for the Class B-3 common stock represents an 18.5% discount to the current trading price of the Class A common stock on the New York Stock Exchange (“NYSE”) ($17.17 per share on August 13, 2010) and the Class B-3 common stock will convert into shares of Class A common stock and will become freely tradable on January 30, 2011;

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Piedmont believes that, given the timing of the offer and the offer price, the offer represents an opportunistic attempt to purchase at a price that is significantly less than Piedmont’s current Class A common stock price and, as a result, deprive its stockholders who tender shares in the offer of the potential opportunity to realize the full long-term value of their investment in Piedmont;

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the fact that (1) the offer is conditioned upon Tender Investors obtaining financing to purchase the shares tendered in the offer, (2) Tender Investors has commitments from its members to finance the purchase of only approximately 20% of the shares sought in the Offer (the “Initial Shares”) and (3) if Tender Investors is unable to obtain sufficient additional financing, or if its members default on all or a portion of their commitments, Tender Investors may not be able to pay the offer price for all or a portion of the shares sought in the offer; in addition, Tender Investors has explicitly acknowledged that “Should either the members default on their binding commitments to fund the purchase of the Initial Shares or the Purchaser be unable to obtain additional investments to fund the entire purchase price, Purchaser has no alternative financing plan”; and

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the fact that Tender Investors will reduce the offer price by ordinary dividends paid by Piedmont and stockholders who tender shares in the offer will not receive the third quarter $0.315 per common share dividend declared August 10, 2010 by the Board of Directors and payable to shareholders of record on September 15, 2010.

On February 10, 2010, Piedmont’s Class A common stock began trading on the NYSE. Subject to the provisions of Piedmont’s charter, shares of Piedmont’s Class B-1, B-2 and B-3 common stock converted or will convert automatically into shares of Piedmont’s Class A common stock on a one-for-one basis on August 9, 2010, November 7, 2010 and January 30, 2011, respectively. Piedmont expects that, upon conversion, the shares will become tradable on the NYSE.

Stockholders with questions about this tender offer or other matters should contact an investor services representative at 800-557-4830 or via e-mail at investor.services@PiedmontReit.com.

Disclosures

This press release may contain forward-looking statements about Piedmont. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” or other similar words. Readers of this press release should be aware that there are various factors, many of which are beyond the control of Piedmont, that could cause actual results to differ materially from any forward-looking statements made in this press release, which include changes in general economic conditions, changes in real estate conditions, the potential need to fund capital expenditures out of operating cash flow, and lack of availability of financing or capital proceeds. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Piedmont does not make any representations or warranties (expressed or implied) about the accuracy of any such forward-looking statements. Piedmont urges you to read carefully Item 8 of the Schedule 14D-9 filed with the SEC for a discussion of additional risks that could cause actual results to differ from any forward-looking statements made in this correspondence.